June 24, 2003

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.


03024330

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated June 20, 2003, (Hitachi Metals and Sumitomo Special Metals Form Strategic Business Alliance, Hitachi Metals also Acquires 32.9% of the voting rights of Sumitomo Special Metals from Sumitomo Metal Industries)

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations &
Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

dlw 7/9

June 20, 2003

Hitachi Metals, Ltd.
Sumitomo Special Metals Co., Ltd.
Sumitomo Metal Industries, Ltd.

Hitachi Metals and Sumitomo Special Metals Form Strategic Business Alliance, Hitachi Metals also Acquires 32.9% of the voting rights of Sumitomo Special Metals from Sumitomo Metal Industries

Tokyo, Japan, June 20, 2003—Hitachi Metals, Ltd.(HML) and Sumitomo Special Metals Co., Ltd. (SSM), today reached a comprehensive agreement of business alliances as a means of strengthening electronic materials operations, which include permanent magnets and their applied products, a key area of both companies' product lineups, and the two new partners have also agreed to work together in cooperation in this business segment.

To make this business alliance more effective, Sumitomo Metal Industries, Ltd. and Hitachi Metals have agreed that 18.29 million shares in Sumitomo Special Metals (equivalent to 32.9% of shareholder voting rights) will be transferred to Hitachi Metals, thereby establishing capital relations between the two partners, Hitachi Metals and Sumitomo Special Metals.

Notes:

1. Comprehensive Business Alliance between Hitachi Metals and Sumitomo Special Metals

(1) Background

Hitachi Metals and Sumitomo Special Metals share similar corporate cultures as companies whose roots lie in the iron and metals business. They also share many common features in their respective electronic materials businesses. The two companies believe that the strengthening of cooperative ties in this segment will enable each company to develop competitive business operations globally. Both

companies have also realized that this comprehensive business alliance would be the best course of action to raise cost-competitiveness and product quality, ensure world-class reliability and stable supply in their common businesses, and accurately ascertain new customer needs.

(2) Scope and Objectives

Both HML and SSM are focusing on the electronic materials field consisting of permanent magnets and their applied products. In the business field of such a core it has become crucial to establish a global supply framework, substantially reduce costs, and develop high-value-added products in order to respond to acceleration in customers' global production and procurement and keep pace with increasingly intense competition in this segment, which includes overseas manufacturers.
The objective of the comprehensive business alliances is for HML and SSM to form the world's number one electronic materials business in terms of customer satisfaction by closely partnering in this segment and manufacturing products of the world's finest quality and cost-competitiveness.

(3) Contents

HML and SSM will initiate feasibility studies and make every effort to create business alliances in the following areas to the extent permitted by applicable laws.

1) OEM between Two Companies

HML and SSM will study and implement, where efficient, OEM supply to each other with the objective of achieving optimum responsiveness to the global market by leveraging the niche fields of their respective products. Both companies will also make efforts to raise capacity utilization and curb unnecessary investment expenditure through the mutual use of their production capacity .

2) Joint R&D

HML and SSM will jointly engage in R&D to increase the efficiency of such R&D. For example, each company will focus on areas in which it has the most to contribute, such as manufacturing processes or the development of new magnet applied products whose demand would be expected to grow.

3) Joint Global Operation

HML and SSM will study to create optimum global network of production and supply for world-wide customers in Asia and other regions.

4) Technological Assistance and Licensing

Leveraging the niche fields of their respective manufacturing technologies, HML and SSM will seek to enhance their technologies by providing their own technologies through assistance and licensing as well as their technical departments exchanging information with each other.

5) Other Items Appropriate to this Alliance

While focusing on the segments of permanent magnets and their applied products, HML and SSM will also study and, where possible, utilize some alliances in other areas of the electronic materials that would produce mutual benefits. HML and SSM will also discuss how to strengthen its own management structure and how to dispatch necessary and capable personnel between companies.

2. Stock Purchase Agreement between Sumitomo Metal Industries (SMI) and HML

(1) Purpose

In consideration of this transfer of stock as well as the comprehensive agreement of business alliance between HML and SSM, HML and SSM have concluded that they need the establishment of capital relations to strengthen and develop the business alliances. So HML and SSM asked SMI to transfer to HML 18.292 million shares of SSM held by SMI. SMI accepted this request.

SSM believes that it can proceed its further business development by joining the Hitachi Group, the core businesses of which lie in the electronics business field.

(2) Contents

1) Shares to be transferred: 18.292 million shares of SSM's common stock.
2) Value: ¥13.9 billion
3) Date of transfer: The transfer will take place immediately following fulfillment of the conditions of applicable laws and normal regulatory approvals.

SSM's Major Shareholders after Transfer (based on March 31, 2003, data)

Shareholder	No. of shares held	Ratio of voting rights
1. Hitachi Metals, Ltd.	18.292million	32.9%
2. Japan Trustee Services Bank, Ltd.	5.052million	9.1%
3. Sumitomo Metal Industries, Ltd.	2.000million	3.6%
4. Sumitomo Corporation	1.901million	3.4%
5. The Master Trust Bank of Japan, Ltd.	1.738million	3.1%

3. Study of Business Merger

Growing environmental and energy conservation needs, particularly in the field of automotive electric components, are expected to raise demand for permanent magnets and their applied products. In anticipation of such increased demand, HML and SSM are in agreement that, as they develop their business alliances and deepen business relationship, they should also start the feasibility study of a business merger at the earliest possible stage. Such a merger would benefit both companies' efforts to meet customer demands in terms of quality, cost-competitiveness, and supply stability as well as bring their synergistic effects into full play.
Acting on the opportunity presented by the entry of SSM into the Hitachi Metals Group, HML and SSM will study the feasibility of a business merger to SSM in the field of permanent magnets and their applied products for the sake of further strengthening both Companies' businesses.

4. Effects on Earnings

The effects of the business alliances and stock transfer on the earnings of HML and SSM are uncertain at this time. Such information will be disclosed as necessary when it becomes available.
On the other hand, SMI anticipates recording a profit of ¥6 billion on an unconsolidated basis and a loss of ¥4 billion on a consolidated basis as a result of the stock transfer.

5. Outline of Partnering Companies

(1) Hitachi Metals, Ltd.
Established: April 1956
Head office: 1-2-1 Shibaura, Minato-ku, Tokyo, Japan
President and Representative Director: Michihiro Honda
Capital: ¥26,283 million (as of March 31, 2003)
Annual net sales: ¥408,658 million (for the fiscal year ended March 31, 2003)
Number of employees: 17,098 (as of March 31, 2003)
Major shareholders and Ratio of voting rights: Hitachi, Ltd., 54.4%

(2) Sumitomo Special Metals Co., Ltd.
Established: January 1963
Head office: 4-7-19 Kitahama, Chuo-ku, Osaka, Japan
President and Representative Director: Tetsuo Toizume
Capital: ¥26,741 million(as of March 31, 2003)
Annual net sales: Annual net sales: ¥76,609 million (for the fiscal year ended March 31, 2003)
Number of employees: 5,767(as of March 31, 2003)
Major shareholders and Ratio of voting rights: mentioned above

Inquiries:

Hitachi Metals, Ltd.,
Corporate Communications Group
Telephone: (03)5765-4075

Sumitomo Special Metals Co., Ltd.,
General Administration Department
Telephone: (06)6220-8822

Sumitomo Metal Industries, Ltd.,
Public Relations Group
Telephone: (03)4416-6115
(06)6220-5091